Exhibit 99.1

Chairman’s Letter and Notice of Meetings
Annual General Meeting Rotterdam 8 May 2006

(and for the purpose of agenda item 5A notice of (i) the meeting of holders of ordinary shares with a nominal value of NLG 1.12, (ii) the meeting of holders of ordinary shares numbered 1 to 2 400 inclusive, (iii) the meeting of holders of 7% cumulative preference shares, (iv) the meeting of holders of 6% cumulative preference shares and (v) the meeting of holders of 4% cumulative preference shares)

Weena 455, P.O. Box 760, 3000 DK Rotterdam, The Netherlands

To: Holders of Ordinary and Preference shares in Unilever N.V.	29 March 2006
(including holders of depositary receipts)

Dear shareholder,

It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM) and, for the purpose of agenda item 5A, of the separate class meetings. The meetings will be held on Monday 8 May 2006 at 9.30 am in the Concert- en congresgebouw de Doelen, Willem Burger Zaal, Kruisplein in Rotterdam, the Netherlands.

2005 was the first year when Patrick Cescau and I worked together as, respectively, Group Chief Executive and Chairman and I have been delighted at how successfully our combination has developed. At the AGM, Patrick will be making a full report to shareholders on the progress of the business during the past year.

Early in 2005 we announced that we would be undertaking a study of Unilever’s corporate structure to see if any improvements should be made and promised to bring any suggestions forward to this year’s AGM. In December we announced the results of that review.

The study was led by myself with the support of David Simon and Jeroen van der Veer. Professional advice was provided by Rothschild and UBS

Investment Bank, together with HSBC and Tricorn Partners. Legal advice was provided by De Brauw Blackstone Westbroek, Slaughter and May and Cravath, Swaine & Moore LLP.

We were well served by the advisers in coming to our conclusion that, whilst the dual structure continues to serve our shareholders’ interests well, there are nevertheless some key changes that should be made. The resulting proposals, full explanations of which can be found on pages 4 and 5 of this Notice, form the bulk of the special business of the meeting.

The changes are:

•	To simplify the relationship between our NV and PLC ordinary shares by establishing a one-to-one equivalence in their economic interest in the Unilever group. This will create transparency between the quotations of our ordinary shares and will be achieved by a split of the NV ordinary shares and a consolidation of the PLC ordinary shares.

•	To allow shareholders the right to nominate candidates to the Board, taking into account the need to ensure the unity of management.

Unilever N.V.
Weena 455, P.O. Box 760, 3000 DK Rotterdam, The Netherlands

•	To adapt Unilever’s constitutional arrangements to allow greater flexibility to allocate assets between both parent companies. This will ensure that Unilever continues to be able to return capital to shareholders and pay dividends in the most efficient manner.

Your Board unanimously recommends that you approve the adoption of these changes.

This year also marks the retirement of three of our longest-serving Non-Executive Directors. Bertrand Collomb, Oscar Fanjul and Hilmar Kopper have all provided wise counsel to the Board and we are sincerely grateful to them for their contribution.

Four new Non-Executive Directors appointments are proposed. Charles Golden, Executive Vice President and CFO of Eli Lilly and Company, Byron Grote, CFO of BP p.l.c., Jean-Cyril Spinetta, Chairman/CEO of Air France-KLM S.A. and Kornelis (Kees) Storm, former Chairman of the Executive Board of AEGON N.V.

All are distinguished in their respective fields of endeavour, as is clear from their biographies which are included on page 6 of this Notice, and the Board is pleased to nominate them for election.

We are also proposing to increase the limit on Non-Executive Directors’ fees to take into account the Chairman’s fee and additional fees for the Non-Executive Directors. Further details on this proposal can be found on page 6 of this Notice.

The rest of the formal business will be generally familiar to you and full explanations are set out in the explanatory notes and appendices tothe Notice.

Your Board believes that all the proposals to be put to you at this year’s AGM are in the interests of all shareholders.

We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue.

A voting instruction form is enclosed for those of you who are registered shareholders or who participate in the Shareholders’ Communication Channel in the Netherlands and who are not able to attend the Meeting but would still like to vote on the items on the agenda. Those of you participating in the Shareholders’ Communication Channel will also be able to vote electronically. On your voting instruction form you will find a 12 digit code. By using this code you can log-in on www.proxyvote.nl, the secure voting site of the Shareholders’ Communication Channel. There you can cast your vote electronically.

I look forward to meeting as many of you as possible on 8 May.

Yours sincerely,

Antony Burgmans

Unilever Chairman’s Letter and Notice of Meetings 2006	2

Unilever N.V. Notice of Annual General Meeting 2006

The Annual General Meeting of Shareholders is to be held on Monday 8 May 2006 at 9.30 am in the Concert- en congresgebouw de Doelen, Willem Burger Zaal, Kruisplein in Rotterdam.

This notice also serves, for the purpose of agenda item 5A, as notice of (i) the meeting of holders of ordinary shares with a nominal value of NLG 1.12, (ii) the meeting of holders of ordinary shares numbered 1 to 2 400 inclusive (iii) the meeting of holders of 7% cumulative preference shares, (iv) the meeting of holders of 6% cumulative preference shares and (v) the meeting of holders of 4% cumulative preference shares.

Agenda

1	Consideration of the Annual Report for the 2005 financial year submitted by the Board of Directors and the report of the Remuneration Committee.*

2	Adoption of the Annual Accounts and appropriation of the profit for the 2005 financial year. (resolution)

3	Discharge of the Executive Directors. (resolution)

4	Discharge of the Non-Executive Directors. (resolution)

5	Corporate Structure and Corporate Governance.

5A	Share equalisation. Alterations I (euro conversion) and II (ordinary shares’ share split and dematerialisation) to the Articles of Association.** Amendment of the Equalisation Agreement.** (resolutions)***

5B	Board nomination procedure. Alteration III to the Articles of Association.** (resolution)

5C	Alignment of dividend generating capacity and dividend entitlements. Amendment of the Deed of Mutual Covenants. Designation of authorised representatives.** (resolutions)

6	Appointment of Executive Directors. (resolutions)

7	Appointment of Non-Executive Directors. (resolutions)

8	Remuneration of Non-Executive Directors. (resolution)

9	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2006 financial year. (resolution)

10	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company. (resolution)

11	Authorisation of the Board of Directors to purchase shares in the Company and depositary receipts therefor. (resolution)

12	Questions.

* The annual accounts of Unilever N.V. for the 2005 financial year within the meaning of Article 361 of Book 2 of the Netherlands Civil Code comprise the Remuneration report set out on pages 57 to 73 (pages 53 to 69 in the English version) and the financial statements set out on pages 85 to 159 (pages 78 to 151 in the English version), pages 165 to 177 (pages 157 to 168 in the English version) and pages 179 to 182 (pages 170 to 172 in the English version) of the Unilever Annual Report and Accounts 2005. The Unilever Annual Report and Accounts 2005, which includes the information to be provided in accordance with Article 392, para. 1, of Book 2 of the Netherlands Civil Code, and the Unilever Annual Review and Summary Financial Statement 2005 are available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

** Drafts for the Alterations I, II and III to the Articles of Association, and drafts for the amendment of the Equalisation Agreement and the amendment of the Deed of Mutual Covenants are available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

*** Agenda item 5A requires that (i) the meeting of holders of ordinary shares with a nominal value of NLG 1.12, (ii) the meeting of holders of ordinary shares numbered 1 to 2 400 inclusive, (iii) the meeting of holders of 7% cumulative preference shares, (iv) the meeting of holders of 6% cumulative preference shares and (v) the meeting of holders of 4% cumulative preference shares, forming part of this Annual General Meeting, approve the Alterations I and II to the Articles of Association, and requires that the meeting of holders of ordinary shares, forming part of this Annual General Meeting, approve the amendment of the Equalisation Agreement.

The Unilever Annual Report and Accounts 2005 and the Unilever Annual Review and Summary Financial Statement 2005 and drafts for the Alterations I, II and III to the Articles of Association and drafts for the amendment of the Equalisation Agreement and the amendment of the Deed of Mutual Covenants are also available at www.unilever.com/ourcompany/investorcentre as from 29 March 2006.

3	Unilever Chairman’s Letter and Notice of Meetings 2006

Explanatory Notes to the Agenda

Agenda item 2 Adoption of the Annual Accounts and appropriation of the profit for the 2005 financial year.
A.	The policy of the Company on additions to reserves and dividends.
B.	It is proposed that:
(i) the Annual Accounts for the 2005 financial year drawn up by the Board of Directors be adopted;
(ii) the profit for the 2005 financial year be appropriated for addition to the balance-sheet item ‘Profit retained’:
€199 295 587;
(iii) the remaining profit for the 2005 financial year be distributed to shareholders as follows:
• for dividends on the preference shares:
€ 6 671 704;
• for dividends on the ordinary shares:
€ 1 095 120 894.

Agenda item 3
Discharge of the Executive Directors.
It is proposed that the Executive Directors in office during the 2005 financial year be discharged for the fulfilment of their task during the 2005 financial year.

Agenda item 4
Discharge of the Non-Executive Directors.
It is proposed that the Non-Executive Directors in office during the 2005 financial year be discharged for the fulfilment of their task during the 2005 financial year.

Agenda item 5
Corporate Structure.
Early in 2005 we announced that we would be undertaking a study of Unilever’s corporate structure to see if any improvements should be made and promised to bring any suggestions forward to this year’s AGM. In December we announced the results of that review. As stated in the Chairman’s letter, we concluded that the dual structure continues to serve our shareholders’ interests well but that the following key changes should be proposed:

•	To simplify the relationship between the NV and PLC ordinary shares by establishing a one-to-one equivalence in their economic interest in the Unilever group. This will create transparency between the quotations of our ordinary shares and will be achieved by a split of the NV ordinary shares and a consolidation of the PLC ordinary shares. (see agenda item 5A)

•	To allow shareholders the right to nominate candidates to the Board, taking into account the need to ensure the unity of management. (see agenda item 5B)

•	To adapt Unilever’s constitutional arrangements to allow greater flexibility to allocate assets between both parent companies. This will ensure that Unilever continues to be able to return capital to shareholders and pay dividends in the most efficient manner. (see agenda item 5C)

Corporate Governance.
At the Meeting we would like to discuss with our shareholders the way in which Unilever applies the Dutch Corporate Governance Code. Unilever complies with the Dutch Code to a high extent. A comprehensive statement of our corporate governance arrangements is included in the Unilever Annual Report and Accounts 2005 on pages 38 to 54 (pages 34 to 50 in the English version). This description includes a statement of our compliance with the Dutch Code, which also deals with the non-application of certain provisions of the Dutch Code and an explanation thereof on pages 49 to 51 (pages 45 to 47 in the English version). Further details of our current corporate governance arrangements are set out in The Governance of Unilever, which can be found on our website www.unilever.com/ourcompany/investorcentre.
Agenda item 5A
Share equalisation. Alterations I (euro conversion) and II (ordinary shares’ share split and dematerialisation) to the Articles of Association. Amendment of the Equalisation Agreement.
The Boards of Unilever decided, following their review of the corporate structure, that the relationship between the Unilever N.V. and Unilever PLC ordinary shares be simplified by establishing a one to one equivalence in their economic interest in the Unilever group. This will be achieved by a sub-division of each existing Unilever N.V. ordinary share with a nominal value of NLG 1.12 into 3 ordinary shares and a consolidation of Unilever PLC ordinary shares on a 9 for 20 basis. Following these changes, each Unilever N.V. ordinary share of € 0.16 will represent the same underlying economic interest in the Unilever group as each Unilever PLC ordinary share of 3 1/9 pence.

Please see Appendix 1 below for further explanation of these proposals.

Prior to the share split the nominal values of all Unilever N.V. shares will be converted from guilder into euro. The euro conversion and the split of the ordinary shares require two successive alterations to the Articles of Association. Finally, the Equalisation Agreement will be updated to reflect this change.

The effect of the proposed euro conversion and the ordinary shares’ share split will be that:

–	the Unilever N.V. ordinary shares with a nominal value of NLG 1.12 are converted pursuant to the official conversion rate to € 0.50823, which will be rounded down to a nominal value of € 0.48 per share;
–	holders of Unilever N.V. ordinary shares with a nominal value of NLG 1.12 (after conversion: € 0.48) will receive for each existing ordinary share 3 ordinary shares, with a nominal value of € 0.16 each;
–	the nominal value of the Unilever N.V. ordinary shares numbered 1 to 2 400 inclusive will be changed from NLG 1 000 to € 428.57;
–	the nominal value of the Unilever N.V. 7% cumulative preference shares will be changed from NLG 1 000 into € 428.57. The entitlement to dividend and liquidation proceeds will remain unchanged;
–	the nominal value of the Unilever N.V. 6% cumulative preference shares will be changed from NLG 1 000 to € 428.57.The entitlement to dividend and liquidation proceeds will remain unchanged;
–	the nominal value of the Unilever N.V. 4% cumulative preference shares will be changed from NLG 100 to € 42.86. The entitlement to dividend and liquidation proceeds will remain unchanged.

The consequences of the share equalisation for the Unilever N.V. New York Registry Shares are set out in Appendix 1.

Each shareholder’s proportionate economic interest in the Unilever group will remain unchanged.

The Board of Directors proposes that the general meeting of shareholders adopts Alterations I and II to the Articles of Association and the amendment of the Equalisation Agreement as further detailed in Appendix 1.

As a consequence of rounding in connection with the euro conversion and the subsequent ordinary shares’ share split there will inevitably occur a de minimis (less than one hundredth of a percent) change in the voting rights of the various classes of shares. It is therefore required that the meeting of each class of Unilever N.V. shares approves Alterations I and II to the Articles of Association. The amendment of the Equalisation Agreement requires a class vote of the meeting of holders of ordinary shares.

Unilever Chairman’s Letter and Notice of Meetings 2006	4

Each resolution in agenda item 5A, which resolutions will be addressed in one vote, is conditional, amongst other things, on the other resolutions in agenda item 5A being adopted, on resolution 25 set out in the notice of the Unilever PLC annual general meeting scheduled for 9 May 2006 being passed (the notice for the PLC annual general meeting is available at www.unilever.com/ourcompany/ investorcentre as from 29 March 2006). It is expected that the Unilever N.V. ordinary shares resulting from the proposed share split will be admitted to listing on Euronext Amsterdam and on the New York Stock Exchange, and that the depositary receipts for shares arising as a result of such share split will be admitted to listing on Euronext Amsterdam and on the stock exchanges in Frankfurt and Zürich, and dealings will commence in Unilever N.V. ordinary shares with a nominal value of € 0.16 on 22 May 2006. On the same date it is expected that the ordinary shares in Unilever N.V. will be enabled in Euroclear Nederland and the accounts of affiliated institutions will be credited.

Agenda item 5B
Board nomination procedure. Alteration III to the Articles of Association.
The Board of Directors proposes, following its review of the corporate structure of Unilever, to abandon the existing binding Board nomination procedure and to allow shareholders the right to nominate candidates to the Boards of Unilever taking into account the need to ensure unity of management. As a result certain changes are being proposed to the Articles of Association of Unilever N.V. Similar changes are proposed to the Articles of Association of Unilever PLC.

Please see Appendix 2 below for further explanation of these proposals.

The effect of the proposed changes is to allow Unilever N.V. shareholders to requisition, in the manner provided for in Article 114a of Book 2 of the Netherlands Civil Code, a resolution to be put to the general meeting of shareholders of Unilever N.V. to appoint a person as a Director. However, in order to preserve unity of management, for a person to be appointed as a Director of Unilever N.V., it is necessary that a resolution appointing that person as a Director of Unilever PLC is passed at the corresponding general meeting of shareholders of Unilever PLC. Unilever PLC’s Articles of Association are to be amended (as referred to above), so that Unilever PLC shareholders will be able to propose resolutions to appoint a person as a Director to the Board of Unilever PLC in circumstances where they are entitled to propose such resolutions under English company law.

As a result of these changes, Unilever N.V.’s Board nomination procedure will be fully compliant with the Dutch Corporate Governance Code.

The resolution in agenda item 5B is conditional on resolution 26 set out in the notice of the Unilever PLC annual general meeting scheduled for 9 May 2006 being passed as well (the notice for the PLC annual general meeting is available at www.unilever.com/ ourcompany/investorcentre as from 29 March 2006).

Agenda item 5C
Alignment of dividend generating capacity and dividend entitlements. Amendment of the Deed of Mutual Covenants. Designation of authorised representatives.
As part of the review of Unilever’s corporate structure, and in light of the constitutional and operational arrangements which enable Unilever N.V. and Unilever PLC to operate as nearly as practicable as a single company, the Board of Directors proposes that it be authorised to take any action necessary or desirable (but not in circumstances where they jointly agree that any action to produce this result would not be beneficial for the group as a whole) in order to ensure that the ratio of the dividend generating capacity of Unilever PLC to that of Unilever N.V. does not differ substantially from the ratio of the dividend entitlement of ordinary shareholders in Unilever PLC to that of ordinary shareholders in Unilever N.V.

including, without limitation, by effecting the transfer of assets between Unilever N.V. and its associated companies and Unilever PLC and its associated companies at an agreed value or for no consideration.

Please see Appendix 3 below for further explanation of these proposals.

The Board of Directors further proposes that it be authorised to amend the Deed of Mutual Covenants to reflect the principle that Unilever N.V. and Unilever PLC will co-operate to ensure that the above ratios are broadly aligned.

Each resolution in agenda item 5C, which resolutions will be addressed in one vote, is conditional on the other resolutions in agenda item 5C being adopted, and conditional on the resolutions 23 and 24 set out in the notice of the Unilever PLC annual general meeting scheduled for 9 May 2006 being passed as well (the notice for the PLC annual general meeting is available at www.unilever.com/ourcompany/investorcentre as from 29 March 2006).

Agenda item 6
Appointment of Executive Directors.
Pursuant to Article 20, para. 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Executive Director.

In accordance with Article 19, para. 5, of the Articles of Association, the meeting of the holders of ordinary shares numbered 1 to 2 400 inclusive has requested the appointment of four Executive Directors and has for the purpose thereof submitted a list of binding nominations.

The following Executive Directors in office have been mentioned first on this nomination list:

6a Mr PJ Cescau
6b Mr CJ van der Graaf
6c Mr RD Kugler
6d Mr RHP Markham

Biographical details concerning each of the Executive Directors proposed for appointment can be found on page 53 of the Unilever Annual Report and Accounts 2005 (pages 49 in the English version).

The same Directors are also being proposed for re-election to the Board of Unilever PLC.

It is proposed that the persons whose names are mentioned first on the nomination list be appointed Executive Directors of the Company as referred to in Article 19, para. 2, of the Articles of Association.

Agenda item 7
Appointment of Non-Executive Directors.
Pursuant to Article 20, para. 1, of the Articles of Association, all Non-Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Non-Executive Director.

In accordance with Article 19, para. 5, of the Articles of Association, the meeting of the holders of ordinary shares numbered 1 to 2 400 inclusive has requested the appointment of ten Non-Executive Directors and has for the purpose thereof submitted a list of binding nominations.

With the exception of Mr B Collomb, Mr O Fanjul and Mr H Kopper, who are retiring from the Board, the following Non-Executive Directors in office have been mentioned first on this nomination list:

7a Mr A Burgmans
7b The Rt Hon The Lord Brittan of Spennithorne
7c The Rt Hon The Baroness Chalker of Wallasey QC, DL
7d Professor W Dik
7e The Lord Simon of Highbury CBE
7f Mr J van der Veer

5	Unilever Chairman’s Letter and Notice of Meetings 2006

Biographical details concerning each of the Non-Executive Directors proposed for appointment can be found on page 53 of the Unilever Annual Report and Accounts 2005 (pages 49 in the English version).

The same Non-Executive Directors are also being proposed for re-election to the Board of Unilever PLC.

We intend to appoint Lord Simon as Senior Independent Director, Vice-Chairman and Chairman of the Remuneration and Nomination Committees subject to his appointment as Non-Executive Director.

In addition, the following candidates have been mentioned first on the nomination list:

7g Mr CE Golden

Nationality: American. Age 59. Mr Golden is currently Executive Vice President and Chief Financial Officer of Eli Lilly and Company. He is also a Director of Clarian Health Partners and Hillenbrand Industries, a Member of the National Advisory Board of JP Morgan, and of the Finance Committee of the Indianapolis Museum of Art.

If appointed as Non-Executive Director of Unilever, Mr Golden will become a member of the Audit Committee.

7h Dr BE Grote

Nationality: American/British. Age 58. Dr Grote is currently Chief Financial Officer of BP p.l.c. He joined BP in 1987 following the acquisition of The Standard Oil Company of Ohio where he had worked since 1979. Dr Grote is also a Member of the Cornell University Johnson Graduate School of Management Advisory Council and the UK Government’s Asia Task Force.

If appointed as Non-Executive Director of Unilever, Dr Grote will become a member of the Audit Committee.

7i Mr J-C Spinetta

Nationality: French. Age 62. Mr Spinetta is currently Chairman and Chief Executive Officer of Air France-KLM S.A. He is also a Director of Compagnie de St-Gobain and Alitalia S.p.A., and a permanent representative of Air France on the Board of Directors of Le Monde Enterprises S.A.

If appointed as Non-Executive Director of Unilever, Mr Spinetta will become a member of the Remuneration and Nomination Committees.

7j Mr KJ Storm

Nationality: Dutch. Age 63. Mr Storm was Chairman of the Executive Board of AEGON N.V. from 1993 to 2002. He is currently Chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V., Member of the Board and Chairman of the Audit Committee of InBev S.A., a Member of the Board and a Member of the Audit Committee of Baxter International Inc. and a Member of the Supervisory Board of Pon Holdings B.V. and AEGON N.V.

If appointed as Non-Executive Director of Unilever, Mr Storm will become Chairman of the Audit Committee. He will also be considered as Unilever’s Financial Expert for US Sarbanes Oxley purposes.

It is proposed that the persons whose names are mentioned first on the nomination list be appointed Non-Executive Directors of the Company as referred to in Article 19, para. 2, of the Articles of Association.

The Board has determined that, in its judgement, all the Non-Executive Directors, with the exception of Mr Burgmans, are ‘independent’.

Dr Grote is an Executive Director of BP p.l.c. and the Chairman, Mr Burgmans, is a Non-Executive Director of BP p.l.c. Notwithstanding this cross-directorship, the Board considers that Dr Grote will be an independent Non-Executive Director for the purposes of the Dutch Corporate Governance Code and the UK Combined Code. In reaching this conclusion, the Board has taken account of the following factors; that Dr Grote was identified through an independent election process for Non-Executive Directors and not through any connection with the Chairman of the Company; that both Unilever and BP p.l.c. have large boards of directors with substantial non-executive representation as a result of which the significance of cross-directorships is less than it would be if either or both companies had a small board; and that Dr Grote will not be on the Remuneration Committee of Unilever and the Chairman is not on the Remuneration Committee of BP p.l.c., and so neither is able to influence the remuneration of the other.

The Board also considers that Mr Spinetta’s position as Chairman/ CEO of Air France-KLM S.A. and Mr Storm’s Chairmanship of the Supervisory Board of KLM Royal Dutch Airlines N.V., do not effect their status as independent in relation to their Non-Executive Directorships of Unilever N.V. and Unilever PLC.

Agenda item 8
Remuneration of Non-Executive Directors.
The Unilever N.V. annual general meeting of 2004 resolved upon the remuneration policy for Non-Executive Directors. The general meeting of shareholders determined in 2004 that the maximum aggregate remuneration for all Non-Executive Directors in a financial year is set at € 800 000, and that the Board of Directors determines the remuneration for each Non-Executive Director, whereby one or more Non-Executive Directors may receive a remuneration which is higher than the remuneration of the other Non-Executive Directors in connection with his or her activities as a member of a committee and for the exercise of any other special tasks, with due observance of the total amount.

The employment agreement of Mr Burgmans with the Company terminates in June 2006. Starting from June 2006 Mr Burgmans will be remunerated as a Non-Executive Chairman.

Towers Perrin has conducted a review of Non-Executive Directors’ fees and it appears that Unilever has fallen behind market practice in this area. For your information, the Board plans to pay annual fees of the Non-Executive Directors in accordance with the following scale in 2006:

Chairman	€255 000	plus	£175 000
Senior Independent Director	€65 000	plus	£45 000
Chairman of the Audit Committee	€55 000	plus	£38 000
Board Committee Chairman	€50 000	plus	£35 000
Non-Executive Directors	€45 000	plus	£31 000

An additional allowance of £ 5 000 per meeting will be paid to Non-Executive Directors who have to travel to meetings from outside Europe.

It is proposed that the General Meeting of Shareholders determines that the maximum aggregate amount for all Non-Executive Directors’ fees in a financial year be increased to € 2 000 000 to enable Unilever N.V. to pay all of the Non-Executive Directors’ fees if this is at any time deemed to be in the best interests of the Unilever group. However, under the current arrangements, half of the Non-Executive Directors’ fees will be paid by Unilever N.V. (figures above shown in € ) and half by Unilever PLC (figures above shown in £). Unilever PLC proposes to its general meeting of shareholders to increase the aggregate maximum amount for the remuneration of all Non-Executive Directors to £ 1 500 000.

Unilever Chairman’s Letter and Notice of Meetings 2006	6

The Remuneration Committee believes that the fees mentioned above are fair in light of the responsibilities currently carried out by Non-Executive Directors in view of the need to attract and retain Non-Executive Directors of the appropriate calibre and standing. Furthermore, members of the Remuneration Committee will make themselves accountable for their actions by putting themselves to you for re-appointment each year.

Agenda item 9
Appointment of Auditors charged with the auditing of the Annual Accounts for the 2006 financial year.
Pursuant to Article 34, para. 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year.

It is proposed that PricewaterhouseCoopers Accountants N.V., Rotterdam, be appointed to audit the Annual Accounts for the 2006 financial year. This corporate body includes experts as referred to in Article 393 of Book 2 of the Netherlands Civil Code.

Agenda item 10
Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company.
It is proposed that the Board of Directors be designated, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, as the corporate body which is authorised until 8 November 2007 to resolve on the issue of – or on the granting of rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions.

Agenda item 11
Authorisation of the Board of Directors to purchase shares in the Company and depositary receipts therefor.
It is proposed that the Board of Directors be authorised, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, until 8 November 2007 to cause the Company to buy in its own shares and depositary receipts therefor, within the limits set by law (10% of the issued share capital), either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than ten (10) per cent above the average of the closing price of the shares on Eurolist by Euronext Amsterdam for the five business days before the day on which the purchase is made.

7	Unilever Chairman’s Letter and Notice of Meetings 2006

Information on attending the Unilever N.V. Annual General Meeting 2006

(and, for the purpose of agenda item 5A, information on attending (i) the meeting of holders of ordinary shares with a nominal value of NLG 1.12, (ii) the meeting of holders of ordinary shares numbered 1 to 2 400 inclusive, (iii) the meeting of holders of 7% cumulative preference shares, (iv) the meeting of holders of 6% cumulative preference shares and (v) the meeting of holders of 4% cumulative preference shares).

Record Date
The Board of Directors has determined that those who (1) are registered on 1 May 2006, after processing of settlements on that date (the ‘Record Date’) in one of the sub-registers as mentioned hereinafter and (2) have given notice, in accordance with the following, will have the right to attend the General Meeting of Shareholders on 8 May 2006 in person or by proxy and to vote thereat.

Holders of bearer shares (including sub-shares thereof)

Registration
The (sub)registers designated for holders of bearer shares are administered by the banks and brokers which are institutions affiliated (‘Affiliated Institutions’) with the Netherlands Central Securities Depositary (‘Euroclear Nederland’) and indicate who is entitled to such shares at the Record Date.

Notification
Holders of bearer shares who either in person or by proxy wish to attend the General Meeting (other than by proxy via the Shareholders’ Communication Channel), must notify ABN AMRO Bank N.V., Service Desk, tel. 0031 76 579 9455 (address: Kemelstede 2, 4817 ST Breda, the Netherlands) in writing by 1 May 2006 at 6.00 pm at the latest via the Affiliated Institutions of Euroclear Nederland in whose administration their shares are registered. The Affiliated Institutions will submit to ABN AMRO Bank N.V. a confirmation that such shares will be registered in its administration in the name of such holder up to and including the Record Date, whereupon the holder will receive an admission ticket for the General Meeting.

Holders of bearer shares that are registered with banks or brokers other than Affiliated Institutions and who either in person or by proxy wish to attend the General Meeting, must notify ABN AMRO Bank N.V. via this bank or broker. For information about the procedures to be followed, banks and brokers may contact:

in Germany:
Dresdner Bank AG and Deutsche Bank AG in Frankfurt am Main;

in Switzerland:
UBS AG and Credit Suisse in Zürich.

Voting instructions
Holders of bearer shares who have received a voting instruction form via the Shareholders’ Communication Channel, can use this form if they do not intend to attend the General Meeting in person but do wish to exercise their voting rights. The voting instruction form must be filled in, signed and returned to Proxy Services, Antwoordnummer 55012, 3640 VB Mijdrecht, the Netherlands. The form must be received by Proxy Services not later than 1 May 2006 at 6.00 pm. It is also possible to vote via internet, www.proxyvote.nl; in such case the shareholder has to use the 12 digit code printed on the voting instruction form to log-in on the secure voting site of the Shareholders’ Communication Channel. There the vote can be cast electronically.

Powers of attorney
Holders of bearer shares who do not make use of voting instruction forms and who wish to have themselves represented at the General Meeting by a proxy appointed by them, must register in accordance with what is stated above and also deposit a written power of attorney that must be received by the Company (Unilever N.V., Corporate Secretaries Department, P.O. Box 760, 3000 DK Rotterdam, the Netherlands) not later than 1 May 2006 at 6.00 pm. For this purpose, forms may be used which are obtainable free of charge at the Affiliated Institutions.

Holders of depositary receipts

Registration, Notification, Voting Instructions and Powers of attorney
For holders of depositary receipts for shares in Unilever N.V. issued by Stichting Administratiekantoor Unilever N.V. in Amsterdam, the instructions under ‘Holders of bearer shares (including sub-shares thereof)’ above apply mutatis mutandis, subject to the statement below.

Automatic entitlement to proxy by holders of depositary receipts
Holders of depositary receipts who either in person or by proxy attend the General Meeting will at the entrance to the meeting automatically receive from Stichting Administratiekantoor Unilever N.V. a proxy to vote in respect of the (underlying) shares for which the depositary receipts have been issued in accordance with the conditions of administration of these depositary receipts.

Holders of registered shares

Registration
The sub-register, designated for holders of registered shares is the register of shareholders kept by N.V. Algemeen Nederlands Trustkantoor ANT (‘ANT’), and which indicates who are the holders of these registered shares at the Record Date.

Notification
If holders of registered shares wish to attend the General Meeting in person or by proxy (other than by proxy indicated on the voting instruction form), they must notify ANT in writing by 1 May 2006 at 6.00 pm at the latest, whereupon the holder will receive an admission ticket for the General Meeting.

Voting instructions
Holders of registered shares will receive a voting instruction form which can be used if they do not intend to attend the General Meeting in person but do wish to exercise their voting rights. The voting instruction form must be filled in, signed and returned to ANT stating ‘Proxy Voting’, PO Box 11063, 1001 GB Amsterdam, the Netherlands. The form must be received by ANT not later than 1 May 2006 at 6.00 pm.

Powers of attorney
Holders of registered shares who wish to have themselves represented at the meeting by a proxy appointed by them must register in accordance with what is stated above and also deposit a written power of attorney that must be received by the Company (Unilever N.V., Corporate Secretaries Department, P.O. Box 760, 3000 DK Rotterdam, the Netherlands) not later than 1 May 2006 at 6.00 pm.

Unilever Chairman’s Letter and Notice of Meetings 2006	8

Appendix 1 – Agenda item 5A

Share equalisation. Alterations I (euro conversion) and II (ordinary shares’ share split and dematerialisation) to the Articles of Association. Amendment of the Equalisation Agreement.

Background
The Board of Directors proposes, following its review of the corporate structure of Unilever, that the relationship between the Unilever N.V. and Unilever PLC ordinary shares be simplified by establishing a one to one equivalence in their economic interest in the Unilever group. It is proposed that this will be achieved by a sub-division of each existing Unilever N.V. ordinary share with a nominal value of NLG 1.12 into 3 ordinary shares and a consolidation of Unilever PLC ordinary shares on a 9 for 20 basis. Prior to the share split the nominal values of all Unilever N.V. shares will be converted from guilder into euro. Finally, the Equalisation Agreement will be updated to reflect this change.

Following these changes, each Unilever N.V. ordinary share with a nominal value of € 0.16 will represent the same underlying economic interest in the Unilever group as each Unilever PLC ordinary share with a nominal value of 3 1/9 pence.

Three steps Three steps have to be taken to achieve the one to one share equalisation of the Unilever N.V. and Unilever PLC ordinary shares.
a.	First, the nominal value of all classes of N.V. shares have to be converted from guilders into euro. This requires an alteration to the Articles of Association. The ordinary shares with a current nominal value of NLG 1.12 each will be converted into ordinary shares with a nominal value of € 0.48 each. The nominal value of the ordinary shares numbered 1 to 2 400 inclusive, and of the 7% and 6% cumulative preference shares will be changed from NLG 1 000 into € 428.57. The nominal value of the 4% cumulative preference shares will be changed from NLG 100 to € 42.86. The entitlement to dividend and liquidation proceeds of the cumulative preference shares will remain unchanged.

b.	Second, each N.V. ordinary share with a nominal value of € 0.48 will be split into 3 ordinary shares with a nominal value of
€0.16 each. This requires a second alteration to the Articles of Association.
c.	Third, the ratio of shareholders’ economic interest in the Unilever group between Unilever N.V. and Unilever PLC as set out in the Equalisation Agreement should be amended to reflect the euro conversion and split of the ordinary shares in Unilever N.V. and the consolidation of the ordinary shares in Unilever PLC. The current ratio of NLG 12 to £ 1 will be changed to become € 0.16 to 3 1/9 pence. This requires an amendment to be made to the Equalisation Agreement.

Each step is described in further detail below.

As a result each shareholder’s proportionate economic interest in the Unilever group will remain unchanged.

As a consequence of rounding in connection with the euro conversion and subsequent share split there will inevitably be a de minimis (less than one hundredth of a percent) change in the voting rights of the various classes of shares. It is therefore required that the voting of each class of Unilever N.V. shares approves Alterations I and II to the Articles of Association. The amendment of the Equalisation Agreement requires approval by a class vote of the meeting of holders of ordinary shares.

A table setting out the potential change in voting rights per class of shares as a result of the euro conversion can be found at the end of this Appendix 1.
A.  Euro conversion and Alteration I to the Articles of Association
It is proposed to split the ordinary shares of Unilever N.V. with a nominal value of NLG 1.12 each into 3 ordinary shares. Pursuant to Article 67c, para. 2 of Book 2 of the Netherlands Civil Code, a company which changes after 1 January 2002 a guilder denominated provision in its articles of association, has to convert all guilder amounts in its articles of association into euro. The Articles of Association of Unilever N.V. currently only contain guilder denominated provisions. The consequence of the proposed split is therefore that all guilder amounts in the Articles of Association, including the nominal value of the preference shares, have to be converted into euro.

Pursuant to the official conversion rate (€ 1 equals NLG 2.20371), an ordinary share with a nominal value of NLG 1.12 is by operation of law converted into an ordinary share with a nominal value of € 0.50823. Article 67, para. 1 of Book 2 of the Netherlands Civil Code, however, requires that a share must have a nominal value of (a multiple of) whole eurocents. Euro conversion of the nominal value of shares of Unilever N.V. therefore inevitably requires a rounding up or down to whole eurocents. Article 67a of Book 2 of the Netherlands Civil Code facilitates the euro conversion by providing that rounding up or down may be done to an appropriate nominal value within a bandwidth of 15% of the euro value obtained when the official conversion rate is used.

It is proposed to convert the ordinary shares with a nominal value of NLG 1.12 each into ordinary shares with a nominal value of € 0.48 each. Within the 15% bandwidth of € 0.50823, a nominal value of € 0.48 has the advantage of enabling the largest number of successive share splits in the future. Using as closely as possible the same percentage for rounding down, it is proposed to convert the ordinary shares numbered 1 to 2 400 inclusive and the 7% and 6% cumulative preference shares with a nominal value of NLG 1 000 each, into shares with a nominal value of € 428.57 each, and to convert the 4% cumulative preference shares with a nominal value of NLG 100 each, into shares with a nominal value of € 42.86 each.

In order to maintain the same economic rights for the preference shares as before the euro conversion, it is proposed that their entitlement to preferential dividend and liquidation proceeds remains linked, using the offical euro conversion rate, to the (guilder) amount originally paid up on these shares. As a conseqence the amount paid out as preferential dividend will remain the same euro amount as paid out in previous years.

In respect of the euro conversion it is proposed by the Board of Directors that:
(i) the meeting of holders of ordinary shares with a nominal value of NLG 1.12, the meeting of holders of ordinary shares numbered 1 to 2 400 inclusive, the meeting of holders of 7% cumulative preference shares, the meeting of holders of 6% cumulative preference shares and the meeting of holders of 4% cumulative preference shares, forming part of this Annual General Meeting, approve, as required under Article 121a of Book 2 of the Netherlands Civil Code and Article 43, para. 2 of the Articles of Association, Alteration I to the Articles of Association as described in paragraph (ii) below;
(ii) the Articles of Association of the Company be altered in agreement with the draft deed of alteration, prepared by De Brauw Blackstone Westbroek N.V., dated 28 March 2006. The proposed Alteration I to the Articles of Association including explanatory notes to the changes just revised; and also a version showing the proposed alteration as compared to the existing Articles of Association are available for inspection at the Company’s office, Weena 455, Rotterdam and are also available at www.unilever.com/ourcompany/ investorcentre as from 29 March 2006. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455;

9	Unilever Chairman’s Letter and Notice of Meetings 2006

(iii) in connection with this alteration of the Articles of Association, any and all Directors of the Company, the Company Secretaries and Deputy Secretaries and any and all lawyers practising with De Brauw Blackstone Westbroek N.V. be authorised to apply for the required ministerial declaration of non-objection and to execute the notarial deed of alteration of the Articles of Association.

B. Share split, dematerialisation and Alteration II to the Articles of Association
Through a second, successive, alteration to the Articles of Association, it is proposed to divide each ordinary share with a nominal value of € 0.48 into 3 shares with a nominal value of € 0.16 each.

The ordinary shares numbered 1 to 2 400 inclusive, and the 7%, 6% and 4% cumulative preference shares, are not split.

Unilever N.V. proposes at the same time to dematerialise all of its shares in order to reduce the costs of and facilitate transactions in its shares. Dematerialisation means that the shares of Unilever N.V. will only exist in the form of registered shares. The registered shares can be incorporated in the giro depot (girodepot) held by the central institute (Euroclear Nederland) or in a collective depot (verzameldepot) held by an affiliated institution (aangesloten instelling) in accordance with the Act on securities transactions by giro (Wet giraal effectenverkeer). The shareholder will become a participant in the collective depot. In the shareholders register of Unilever N.V. the shares will be registered in the name of the central institute or the affiliated institution. For shares not incorporated in the giro system the name of the shareholder will be registered in the shareholders register of Unilever N.V.

Article 49 of the Articles of Association (after implementation of Alteration II) will set forth the actions which are to be taken by shareholders (or their banks or brokers) inter alia with respect to surrendering old share certificates.

In respect of the share split and dematerialisation it is proposed by the Board of Directors that:
(i) the meeting of holders of ordinary shares with a nominal value of NLG 1.12 each, the meeting of holders of ordinary shares numbered 1 to 2 400 inclusive, the meeting of holders of 7% cumulative preference shares, the meeting of holders of 6% cumulative preference shares and the meeting of holders of 4% cumulative preference shares, forming part of this Annual General Meeting, approve, in view of the fact that Alteration I and Alteration II are linked, Alteration II to the Articles of Association as described in paragraph (ii) below;
(ii) the Articles of Association of the Company be altered in agreement with the draft deed of alteration, prepared by De Brauw Blackstone Westbroek N.V., dated 28 March 2006. The proposed Alteration II to the Articles of Association including explanatory notes to the changes and also a version showing the proposed alteration as compared to the Articles of Association after the first alteration, are available for inspection at the Company’s office, Weena 455, Rotterdam and are also available at www.unilever.com/ourcompany/investorcentre as from 29 March 2006. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455;
(iii) in connection with this alteration of the Articles of Association, any and all Directors of the Company, the Company Secretaries and Deputy Secretaries and any and all lawyers practising with De Brauw Blackstone Westbroek N.V. be authorised to apply for the required ministerial declaration of non-objection and to execute the notarial deed of alteration of the Articles of Association.

C. Amendment of the Equalisation AgreementArticles 4(c) and 7(c) of the Equalisation Agreement provide that the entitlement to dividend and liquidation proceeds shall be equalised between ordinary shareholders of Unilever N.V. and ordinary shareholders of Unilever PLC on the footing that every NLG 12 nominal ordinary share capital of Unilever N.V. at the relevant rate of exchange shall be equal in value to every £ 1 nominal ordinary share capital of Unilever PLC.

The euro conversion and sub-division of ordinary shares in Unilever N.V. and consolidation of ordinary shares in Unilever PLC necessitate an amendment in this ratio to ensure that the ordinary shareholders of Unilever N.V. and Unilever PLC continue to have the same entitlement to dividend and liquidation proceeds as before. The amendments will reflect the new ratio in that every € 0.16 nominal ordinary share capital of Unilever N.V. at the relevant rate of exchange shall be equal in value to every 3 1/9 pence nominal ordinary share capital of Unilever PLC.

It is proposed by the Board of Directors that:
(i) the meeting of holders of ordinary shares, forming part of this Annual General Meeting approve, as required under Article 44, para. 1, of the Articles of Association, the amendment of the Equalisation Agreement as described in paragraph (ii) below;
(ii) the Equalisation Agreement be amended and the Board of Directors be authorised to execute the amendment of the Equalisation Agreement. The proposed amendment of the Equalisation Agreement, and also a version showing the proposed amendments as compared to the existing Equalisation Agreement, are available for inspection at the Company’s office, Weena 455, Rotterdam and are also available at www.unilever.com/ourcompany/investorcentre as from 29 March 2006. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

After the proposed euro conversion, share split, share consolidation and amendment of the Equalisation Agreement each shareholder’s proportionate economic interest in the Unilever group will remain unchanged.

Consequences for holders of Unilever N.V. New York Registry Shares
As a result of the share equalisation, the holder of a Unilever N.V. New York Registry Share with a nominal value of NLG 1.12 will be entitled to three (3) Unilever N.V. New York Registry Shares with a nominal value of € 0.16 each. In practice, this would mean that on the US Distribution Date (which is proposed to be 24 May 2006), holders of Unilever N.V. New York Registry Shares on the US Record Date (which is proposed to be 19 May 2006) will receive two additional Unilever N.V. New York Registry Shares for every outstanding Unilever N.V. New York Registry Share (with the nominal value of each Unilever N.V. New York Registry Share being changed into € 0.16).

Citibank, N.A. in its capacity as the New York Registrar and New York Transfer Agent for the Unilever N.V. New York Registry Shares will, upon confirmation that the share equalisation resolutions have been passed in the general meeting of shareholders of Unilever N.V. and the share equalisation has become effective, effect the share split and nominal value change by registering three (3) Unilever N.V. New York Registry Shares, with a nominal value of € 0.16 each, for each Unilever N.V. New York Registry Share held. The Unilever N.V. New York Registry Shares will continue to be traded on a pre-split basis until the US ex-dividend date which is expected to occur after the US Distribution Date.

The Unilever N.V. New York Registry Shares will be issued in ‘direct registration’ form (i.e. in book-entry form without the issuance and delivery of certificates to evidence the Unilever N.V. New York Registry Shares). Statements reflecting the new number of Unilever N.V. shares held are intended to be mailed to the applicable holders of Unilever N.V. New York Registry Shares promptly after the US Distribution Date.

Unilever Chairman’s Letter and Notice of Meetings 2006	10

The Unilever N.V. New York Registry Share certificates will be amended to reflect the new nominal value. Holders of Unilever N.V. New York Registry Share certificates may, after the US Distribution Date, but are not required to, exchange their existing certificates for new certificates which reflect the new nominal value of the Unilever N.V. New York Registry Shares or lodge them in Citibank’s ‘direct registration’ system for Unilever N.V. New York Registry Shares. In order to do so holders of Unilever N.V. New York Registry Share certificates will need to follow the instructions in the notices Citibank, N.A., the New York Registrar and New York Transfer Agent for the Unilever N.V. New York Registry Shares, will send out after the US Distribution Date or contact Citibank, N.A. after aforementioned date.

Effective date
It is expected that ordinary shares in Unilever N.V. resulting from the proposed euro conversion and share split will be admitted to listing on Euronext Amsterdam and on the New York Stock Exchange. The depositary receipts for the Unilever N.V. ordinary shares will also be admitted to listing on Euronext Amsterdam and on the stock exchanges in Frankfurt and Zürich, and dealings will commence in Unilever N.V. ordinary shares with a nominal value of € 0.16 on 22 May 2006. On the same date, Unilever N.V. ordinary shares will be enabled in Euroclear Nederland and the accounts with affiliated institutions will be credited with ordinary shares in Unilever N.V.

Consequences for Unilever share based incentive schemes
If approved, the euro conversion and sub-division of ordinary shares in Unilever N.V. and consolidation of ordinary shares in Unilever PLC may lead to corresponding amendments to Unilever share based incentive schemes and/or entitlements thereunder. Participants in these share based incentive schemes will be notified of such amendments, if any.

Table, as referred to on page 8 of this Notice, setting out the potential change in voting rights per class of share.

								% change in
			Votes on			Votes on		voting rights per
			one share		Nominal	one share	Total votes	class compared to
		Nominal	after		value in € (after	(after conversion	per class (after	situation before
Number of	Class of	value in	rounding	Total votes per class	conversion and	and rounding	conversion and	conversion and
shares	shares	NLG	down	(before conversion)	rounding down)	down)	rounding down)	rounding down

571 575 900	ordinary	1.12	1	571 575 900	0.48	1	571 575 900	0.0000000%
29 000	7%	1 000	892	25 892 857	428.57	892	25 892 771	-0.0003333%
161 060	6%	1 000	892	143 803 571	428.57	892	143 803 092	-0.0003333%
750 000	4%	100	89	66 964 286	42.86	89	66 968 750	0.0066667%
2 400	ordinary	1 000	892	2 142 857	428.57	892	2 142 850	-0.0003333%

11	Unilever Chairman’s Letter and Notice of Meetings 2006

Appendix 2 – Agenda item 5B

Board nomination procedure. Alteration III to the Articles of Association.

Background
The Board of Directors proposes, following its review of Unilever’s corporate structure, to abandon the existing binding Board nomination procedure and to allow shareholders the right to nominate candidates to the Boards of Unilever, taking into account the need to ensure unity of management. As a result certain changes are being proposed to the Articles of Association of Unilever N.V. Similar changes are proposed to the Articles of Association of Unilever PLC. The proposed changes to Unilever N.V.’s Articles of Association are conditional on the proposed changes to Unilever PLC’s Articles of Association being approved by Unilever PLC’s shareholders.

The effect of the proposed changes is to allow Unilever N.V. shareholders to requisition, in the manner provided for in Article 114a of Book 2 of the Netherlands Civil Code, a resolution to be put to the general meeting of Unilever N.V. to appoint a person as a Director. However, in order to preserve unity of management, for a person to be appointed as a Director of Unilever N.V., it is necessary that a resolution appointing that person as a Director of Unilever PLC is passed at the corresponding general meeting of shareholders of Unilever PLC. Unilever PLC’s Articles of Association are to be amended (as referred to above), so that Unilever PLC shareholders will be able to propose resolutions to appoint a person as a Director to the Board of Unilever PLC in circumstances where they are entitled to propose such resolutions under English company law.

As a result of these changes, Unilever N.V.’s Board nomination procedure will be fully compliant with the Dutch Corporate Governance Code.

Alteration III to the Articles of Association
It is proposed to amend Section VI (Management) and Article 43 para. 1 of the Articles of Association to provide for the revised nomination procedure for the Board of Directors.

The amended Articles of Association would provide that a person can be appointed as a Director of Unilever N.V. by the General Meeting of Shareholders of Unilever N.V. if that person is (i) proposed by the Board of Directors; or (ii) proposed by shareholders (or holders of depositary receipts) holding at least 1% of the Unilever N.V. share capital or holding Unilever N.V. shares (or depositary receipts) representing a market value of more than € 50 million, and written confirmation has been received from that person confirming that he is willing to act.

In order to ensure unity of the Boards of Unilever N.V. and Unilever PLC, no person may be appointed as Director of Unilever N.V. unless he is also appointed as a Director of Unilever PLC (and vice versa). The same person nominated as a Director of Unilever N.V. therefore has to be nominated to become a Director of Unilever PLC.

The appointment of a person as Director of one parent company will only take effect at the time of the appointment as a Director of the other parent company. If the appointment does not take place at the corresponding general meetings of both parent companies (meaning the relevant meetings which are closest in time), the appointment will not become effective.

It is proposed by the Board of Directors that:
(i) the Articles of Association of the Company be altered in agreement with the draft deed of alteration, prepared by De Brauw Blackstone Westbroek N.V., dated 28 March 2006. The proposed alterations to the Articles of Association, including explanatory notes to the changes and also a version showing the proposed alterations as compared to the existing Articles of Association are available for inspection at the Company’s office, Weena 455, Rotterdam and are also available at www.unilever.com/ourcompany/investorcentre as from 29 March 2006. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455;
(ii) in connection with these alterations of the Articles of Association, any and all Directors of the Company, the Company Secretaries and Deputy Secretaries and any and all lawyers practising with De Brauw Blackstone Westbroek N.V. be authorised to apply for the required ministerial declarations of non-objection and to execute the notarial deed of alteration of the Articles of Association.

Unilever Chairman’s Letter and Notice of Meetings 2006	12

Appendix 3 – Agenda item 5C

Alignment of dividend generating capacity to dividend entitlements. Amendment of the Deed of Mutual Covenants. Designation of authorised representatives.

Background
As part of the review of Unilever’s corporate structure, the Boards of Unilever decided to adapt Unilever’s constitutional arrangements to allow greater flexibility to allocate assets between both parent companies. The ability of Unilever N.V. and Unilever PLC to generate distributable reserves in order to allow the payment of dividends by each of them is, for the most part, determined by their respective holdings of income generating assets.

Allocations of assets between Unilever N.V. and Unilever PLC have generally been made in accordance with non-mandatory criteria set out in the Deed of Mutual Covenants between Unilever N.V. and Unilever PLC. These criteria provide that assets in the British Empire (as it was in 1938) are allocated to Unilever PLC and its associated companies and assets elsewhere are allocated to Unilever N.V. and its associated companies. The allocation of assets, as a result of this as well as other factors such as disposals, has evolved so that now some 70% of income generating assets of the Unilever group are held by Unilever N.V. and its associated companies and some 30% of those assets are held by Unilever PLC and its associated companies.

The economic interests of Unilever N.V. shareholders and Unilever PLC shareholders in the Unilever group are determined in accordance with the Equalisation Agreement: currently Unilever N.V. shareholders have a right to approximately 57% of distributions made by the Unilever group and Unilever PLC shareholders have a right to approximately 43% of such distributions. It can be seen, therefore, that the ability of each of Unilever N.V. and Unilever PLC to generate distributable reserves is not aligned with the dividend entitlements of their respective shareholders. The principal consequence of this is that, at some future date, the Unilever group may not be able to pay dividends and return capital to shareholders in the most efficient way.

Alignment of dividend generating capacity to dividend entitlements
As a shareholder’s economic interest in the Unilever group (and its economic return on that interest) should not be affected by the manner in which assets are allocated between Unilever N.V. and Unilever PLC and as it is in the long-term interests of shareholders of both Unilever N.V. and Unilever PLC that assets are allocated in the most efficient manner, it is proposed that the Boards of Unilever be authorised by the shareholders of Unilever N.V. and Unilever PLC to take any actions to ensure that the dividend generating capacity of each of Unilever N.V. and Unilever PLC are aligned with the economic interests of their respective shareholders. In particular, pursuant to these authorities it is proposed that assets may be transferred from Unilever N.V. and its associated companies to Unilever PLC and its associated companies and vice versa for no consideration or at an agreed value. It is also proposed that the Boards of Unilever be given the flexibility to depart from these principles where it is in the best interest of the Unilever group as a whole to do so.

As the ratio of Unilever N.V.’s dividend generating capacity to that of Unilever PLC currently exceeds the ratio of the dividend entitlements of Unilever N.V. shareholders to those of Unilever PLC shareholders, any actions to be taken by the Unilever group in the near future to achieve better alignment will have the effect of increasing Unilever PLC’s dividend generating capacity. In particular, it is currently contemplated that dividends which would otherwise be due from UNUS Holding B.V., the holding company for the Unilever group’s businesses in the United States, to Unilever N.V. will instead be paid to Unilever PLC and that assets, which may include a substantial part of Unilever N.V.’s indirect holding in

UNUS Holding B.V., will be transferred to Unilever PLC or its associated companies at an agreed value or for no consideration.

The Boards of Unilever PLC and Unilever N.V. will consider which specific action should be taken in light of all relevant factors and will determine which actions are appropriate to achieve better alignment although, as noted above, where it is not beneficial to the Unilever group as a whole to do so, these may not be all the actions necessary to achieve full alignment.

Whilst the initial transactions are intended to increase Unilever PLC’s dividend generating capacity, it is intended that the authority conferred by shareholders will be an enduring authority and that, if at some future time, the ratio of Unilever N.V.’s dividend generating capacity to that of Unilever PLC were to become less than the ratio of the dividend entitlements of Unilever N.V. shareholders to those of Unilever PLC shareholders, then the Boards of Unilever are authorised under this resolution to take such action as is necessary or desirable to restore this alignment. This could include, for example, transfers of assets from Unilever PLC to Unilever N.V. at an agreed value or for no consideration.

Amendment of the Deed of Mutual Covenants
The Deed of Mutual Covenants is an agreement between Unilever N.V. and Unilever PLC which provides, amongst other things, for the allocation or assets within the Unilever group. As noted above, the existing Deed of Mutual Covenants provides, on a non-mandatory basis, that activities to be undertaken by Unilever group in the British Empire (as it was in 1938) should be undertaken by Unilever PLC and its associated companies and activities to be undertaken elsewhere should be undertaken by Unilever N.V. and its associated companies.

As part of the review of Unilever’s corporate structure, it was concluded that the basis for allocation of assets between Unilever N.V. and its associated companies and Unilever PLC and its associated companies should be updated. It is in the long term interests of all Unilever shareholders for assets to be allocated between group companies on a basis which ensures that the Unilever group is able to pay dividends and make returns of capital efficiently. In general this will be the case where the ratio of the dividend generating capacity of Unilever N.V. to that of Unilever PLC is the same as the value of the economic interests of their respective shareholders in the Unilever group. It is therefore proposed that, whilst the Deed of Mutual Covenants should continue to operate on a non-mandatory basis, it should be amended to reflect the principle that Unilever N.V. and Unilever PLC will co-operate to ensure that the above ratios are aligned.

It is proposed by the Board of Directors that:

(i) it be authorised to take any action necessary or desirable (but not in circumstances where they jointly agree that any action to produce this result would not be beneficial for the group as a whole) in order to ensure that the ratio of the dividend generating capacity of Unilever PLC to that of the Company does not differ substantially from the ratio of the dividend entitlement of ordinary shareholders in Unilever PLC to that of ordinary shareholders in the Company including, without limitation, by effecting the transfer of assets between the Company and its associated companies and Unilever PLC and its associated companies at an agreed value or for no consideration. In this resolution, the ‘ratio of the dividend generating capacity of Unilever PLC to that of the Company’ shall be the ratio of the forecast ability of Unilever PLC and its associated companies to generate amounts which it is capable of distributing by way of dividend to the forecast ability of the Company and its associated companies to generate amounts which the Company is capable of distributing by way of dividend, in each case for such period as the Boards of Directors

13	Unilever Chairman’s Letter and Notice of Meetings 2006

of both Unilever N.V. and Unilever PLC consider reasonable. The ‘ratio of the dividend entitlement of ordinary shareholders in Unilever PLC to that of ordinary shareholders in the Company’ shall be the ratio of aggregate dividends to be paid on the ordinary share capital of Unilever PLC from time to time to the aggregate dividends to be paid on the ordinary share capital of the Company from time to time on the footing set out in clause 4(b) of the Equalisation Agreement;
(ii)	the Deed of Mutual Covenants be amended and the Board be authorised to execute the amendment of the Deed of Mutual Covenants. The proposed amendment of the Deed of Mutual Covenants, and also a version showing the proposed amendments to the existing Deed of Mutual Covenants, are available for inspection at the Company’s Office, Weena 455, Rotterdam and are also available at www.unilever.com/ ourcompany/investorcentre as from 29 March 2006.Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.
(iii)	to the extent required, any and all Executive Directors of the Company be designated as a person in the meaning of Article 146 of Book 2 of the Netherlands Civil Code and Article 24, para. 6, of the Articles of Association for the purpose of representing the Company on the occasion of the Company’s entering into any transaction with Unilever PLC in connection with the alignment of dividend generating capacity and dividend entitlements described above and in connection with the amendment of the Deed of Mutual Covenants and any transactions pursuant thereto.

Unilever Chairman’s Letter and Notice of Meetings 2006	14